SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                         Barrett Business Services, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    068463108
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                                 (212) 760-0814
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  June 26, 1998
                                  -------------
                                  June 1, 2000
                                  ------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (continued on following (Pages)



                              (Page 1 of 10 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 068463108                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                           [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              220,980 shares on June 26, 1998
                                          237,300 shares on June 1, 2000
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING           -----------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               220,980 shares on June 26, 1998
                                          237,300 shares on June 1, 2000
                           ----------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        220,980 shares on June 26, 1998
        237,300 shares on June 1, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3% of Common Stock on June 26, 1998
        3.2% of Common Stock on June 1, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------




                             (Page 2 of 10 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 068463108                                          Page 3 of 10 Pages
--------------------------------------------------------------------------------

    1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              102,200 shares on June 26, 1998
                                          127,900 shares on June 1, 2000
                          -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING          ------------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               102,200 shares on June 26, 1998
                                          127,900 shares on June 1, 2000
                          ------------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        102,200 shares on June 26, 1998
        127,900 shares on June 1, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5% of Common Stock on June 26, 1998
        1.7% of Common Stock on June 1, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------


                              (Page 3 of 10 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 068463108                                          Page 4 of 10 Pages
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              198,520 shares on June 26, 1998
                                          309,800 shares on June 1, 2000
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING          ------------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               198,520 shares on June 26, 1998
                                          309,800 shares on June 1, 2000
                          ------------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        198,520 shares on June 26, 1998
        309,800 shares on June 1, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9% of Common Stock on June 26, 1998
        4.2% of Common Stock on June 1, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


                              (Page 4 of 10 Pages)

Item 1. Security and Issuer.

        This Statement relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Barrett Business Services, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4724 SW Macadam Avenue, Portland, Oregon 97201.

Item 2. Identity and Background.

        (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

        Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

        The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

        (d) and (e). During the last five years, and the five years prior to the date of the first event which required the filing of this Statement, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:


                              (Page 5 of 10 Pages)

Name                          Number of Shares Purchased*     Consideration Paid
----                          ---------------------------     ------------------
Partnership                   18,714                          $99,418.13

Partnership-I                 50,500                          $391,618.75

Fund                          7,700                           $40,906.25

        Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

        Each member of the Wynnefield Group purchased the Shares reported in
Item 5 below for their own account, and for investment purposes.

        Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

        (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 675,000 Shares after giving effect to the transactions set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.

        However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 9.25% of the outstanding Shares of Common Stock of the Issuer, based on the 7,295,298 Shares of Common Stock reported as outstanding on July 31, 2000 in the Issuer's latest Quarterly Report on Form 10-Q for the period ending June 30, 2000.

        Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield


--------
* The number of shares listed in this table represent an aggregate of purchase transactions of shares which occurred on the two reportable event dates of June 26, 1998 and June 1, 2000 (the "Reportable Event Dates"). On each of the Reportable Event Dates, the Wynnefield Group's purchase of shares of the Issuer resulted in a material increase in the percentage of the Common Stock beneficially owned by the Wynnefield Group, in an amount equal to one percent or more of the Common Stock of the Issuer.

                              (Page 6 of 10 Pages)

Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

        (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

        (c) The Wynnefield Group has made purchases and sales in the shares since their most recent filing on Schedule 13D as follows:

Name           Transaction    Date            Number of Shares   Price Per Share
----           -----------    ----            ----------------   ---------------
Partnership       Purchase    January 6, 1998        2,400           $11.8125

Partnership       Purchase    January 8, 1998        2,700           $11.1667

Partnership       Purchase    January 9, 1998        4,500           $11.1458

Partnership       Purchase    February 27, 1998      2,000           $10.875

Partnership       Purchase    July 7, 1998           4,240           $9.5625

Partnership       Purchase    July 14, 1998          16,112          $9.625

Partnership       Purchase    August 6, 1998         3,937           $8.875

Partnership       Purchase    September 11, 1998     2,000           $8.1875

Partnership       Purchase    October 8, 1998        1,000           $6.25

Partnership       Purchase    October 12, 1998       3,000           $6.1875

Partnership       Purchase    October 15, 1998       2,500           $6.1875

Partnership       Sell        December 31, 1998      10,000          $6.50

Partnership       Purchase    April 14, 1999         2,000           $7.21

Partnership       Purchase    April 19, 1999         1,600           $6.375

Partnership       Sell        July 13, 1999          30,000          $9.75

Partnership       Purchase    November 17, 1999      269,617         $6.9531

Partnership       Sell        December 21, 1999      269,600         $7.00


                              (Page 7 of 10 Pages)

Partnership       Purchase    March 29, 2000         1,200           $6.125

Partnership       Purchase    June 1, 2000*          18,714          $5.3125



Partnership -I    Purchase    January 6, 1998        1,600           $11.8125

Partnership - I   Purchase    January 8, 1998        1,800           $11.1667

Partnership - I   Purchase    January 9, 1998        3,000           $11.1458

Partnership - I   Purchase    February 27, 1998      8,000           $10.875

Partnership - I   Purchase    March 2, 1998          2,000           $10.4375

Partnership - I   Purchase    March 3, 1998          4,000           $10.4375

Partnership - I   Purchase    April 16, 1998         10,000          $11.4688

Partnership - I   Purchase    June 26, 1998*         28,600          $9.625

Partnership -I    Purchase    July 7, 1998           3,760           $9.5625

Partnership -I    Purchase    July 14, 1998          14,288          $9.625

Partnership - I   Purchase    August 4, 1998         5,000           $9.3125

Partnership -I    Purchase    August 6, 1998         3,563           $8.875

Partnership - I   Purchase    August 31, 1998        2,586           $8.625

Partnership -I    Purchase    September 11, 1998     2,000           $8.1875

Partnership -I    Purchase    October 8, 1998        2,000           $6.25

Partnership -I    Purchase    October 12, 1998       5,000           $6.1875

Partnership -I    Purchase    October 15, 1998       3,500           $6.1875

Partnership -I    Purchase    December 31, 1998      10,000          $6.50

Partnership - I   Purchase    April 7, 1999          2,400           $6.25

Partnership -I    Purchase    April 14, 1999         2,000           $7.21

Partnership -I    Purchase    April 19, 1999         2,000           $6.375



                              (Page 8 of 10 Pages)

Partnership -I    Purchase    July 13, 1999          30,000          $9.75

Partnership -I    Sell        November 17, 1999      296,617         $6.9531

Partnership -I    Purchase    December 21, 1999      269,600         $7.00

Partnership -I    Purchase    March 29, 2000         1,300           $6.125

Partnership -I    Purchase    June 1, 2000*          21,900          $5.3125



Fund              Purchase    January 6, 1998        1,000           $11.8125

Fund              Purchase    February 27, 1998      10,000          $10.875

Fund              Purchase    June 25, 1998          4,000           $9.25

Fund              Purchase    July 7, 1998           2,000           $9.5625

Fund              Purchase    July 14, 1998          7,600           $9.625

Fund              Purchase    August 6, 1998         2,000           $8.875

Fund              Purchase    September 11, 1998     1,000           $8.1875

Fund              Purchase    October 8, 1998        1,000           $6.25

Fund              Purchase    October 12, 1998       2,000           $6.1875

Fund              Purchase    October 15, 1998       1,000           $6.1875

Fund              Purchase    April 14, 1999         900             $7.21

Fund              Purchase    March 29, 2000         500             $6.125

Fund              Purchase    June 1, 2000*          7,700           $5.3125



        *Each of these dates is a Reportable Event Date, which caused the Wynnefield Group's beneficial ownership of the Common Stock of the Issuer to increase by more than one percent.

        (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 7,295,298 Shares (representing 9.25% of the outstanding Shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

        (e) Not applicable.

                              (Page 9 of 10 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

        Dated: October 12, 2000

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC, General Partner

                                            By:   /s/ Nelson Obus
                                                  -----------------------------
                                                 Nelson Obus, Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.


                                  By:       Wynnefield Capital, Inc.

                                            By:   /s/ Nelson Obus
                                                  ---------------------
                                                  Nelson Obus, President


                              (Page 10 of 10 Pages)